UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

May 8, 2019

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In the Matter of

EHCo, LLC
150 E Palmetto Park Road, Suite 800
Boca Raton, FL 33432

ORDER DECLARING OFFERING
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED

File No. 024-10815

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EHCo, LLC filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on May 8, 2019.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa Countryman
Acting Secretary